Virax Biolabs Group Limited

30 Broadwick Street

London, W1F 8LX

United Kingdom

VIA EDGAR

November 29, 2022

U.S. Securities & Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, NE

Attn: Ada D. Sarmento

Re:	Virax Biolabs Group Limited
Registration Statement on Form F-1
Filed November 21, 2022
File No. 333-268486

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Virax Biolabs Group Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on December 1, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ James Foster
James Foster Chief Executive Officer

DOCPROPERTY "DocID" \* MERGEFORMAT 23223630.1
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